UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)*
______________
CPG Cooper Square International Equity, LLC
(Name of Issuer)
Class I Units
(Title of Class of Securities)
12590U 104
(CUSIP Number)
Chad M. Clark
Matthew C. Pickering
c/o Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 30, 2024
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12590U 104	Schedule 13D/A	Page 2 of 6 Pages

(1) Name of Reporting Persons: Chad M. Clark
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 0
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0%*
(14) Type of Reporting Person (See Instructions): IN
* The Reporting Person does not beneficially own any shares of the Issuer as of September 30, 2024, due to the liquidation of the Issuer pursuant to a Plan of Liquidation and Dissolution adopted on August 22, 2024.

CUSIP No. 12590U 104	Schedule 13D/A	Page 3 of 6 Pages

(1) Name of Reporting Persons: Matthew C. Pickering
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 0
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0%*
(14) Type of Reporting Person (See Instructions): IN
* The Reporting Person does not beneficially own any shares of the Issuer as of September 30, 2024, due to the liquidation of the Issuer pursuant to a Plan of Liquidation and Dissolution adopted on August 22, 2024.

CUSIP No. 12590U 104	Schedule 13D/A	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 19 to Schedule 13D (this “Amendment No. 19”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2020 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D, filed with the SEC on December 10, 2020 (the “Amendment No. 1”),  Amendment No. 2 to Schedule 13D, filed with the SEC on February 17, 2021 (the “Amendment No. 2”), Amendment No. 3 to Schedule 13D, filed with the SEC on March 12, 2021 (the “Amendment No. 3”), Amendment No. 4 to Schedule 13D, filed with the SEC on April 12, 2021 (the “Amendment No. 4”), Amendment No. 5 to Schedule 13D, filed with the SEC on May 14, 2021 (the “Amendment No. 5”), Amendment No. 6 to Schedule 13D, filed with the SEC on June 10, 2021 (the “Amendment No. 6”), Amendment No. 7 to Schedule 13D, filed with the SEC on July 15, 2021 (the “Amendment No. 7”), Amendment No. 8 to Schedule 13D, filed with the SEC on September 15, 2021 (the “Amendment No. 8”), Amendment No. 9 to Schedule 13D, filed with the SEC on November 18, 2021 (the “Amendment No. 9”), Amendment No. 10 to Schedule 13D, filed with the SEC on January 25, 2022 (the “Amendment No. 10”), Amendment No. 11 to Schedule 13D, filed with the SEC on March 9, 2022 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D, filed with the SEC on November 10, 2022 (the “Amendment No. 12”), Amendment No. 13 to Schedule 13D, filed with the SEC on May 10, 2023 (the “Amendment No. 13”), Amendment No. 14 to Schedule 13D, filed with the SEC on August 11, 2023 (the “Amendment No. 14”), Amendment No. 15 to Schedule 13D, filed with the SEC on November 9, 2023 (the “Amendment No. 15”), Amendment No. 16 to Schedule 13D, filed with the SEC on February 23, 2024 (the “Amendment No. 16”), Amendment No. 17 to Schedule 13D, filed with the SEC on May 9, 2024 (the “Amendment No. 17”) and Amendment No. 18 to Schedule 13D, filed with the SEC on July 5, 2024 (the “Amendment No. 18”), relating to the Class I Units (the “Class I Units”) of CPG Cooper Square International Equity LLC, a Delaware limited liability company (the “Issuer”), having its principal executive offices at c/o Central Park Advisers, LLC, 660 Fifth Avenue, New York, NY 10103. This Amendment No. 19 is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons. Capitalized terms used herein without definition shall have the meanings set forth in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 22, 2024, the Issuer announced that its board of directors had unanimously voted to approve a proposal to liquidate and dissolve the Issuer, effective as of September 30, 2024.

In connection with the liquidation and dissolution of the Issuer, the proceeds (less mandatory tax withhold, if any) were provided to Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b)
As of the date of this statement:
•	Chad M. Clark is the beneficial owner of 0 Class I Units and has sole voting and dispositive power over 0 Class I Units.
•	Matthew C. Pickering is the beneficial owner of 0 Class I Units and has sole voting and dispositive power over 0 Class I Units.

* The Reporting Persons do not beneficially own any shares of the Issuer as of September 30, 2024, due to the liquidation of the Issuer pursuant to a Plan of Liquidation and Dissolution adopted on August 22, 2024.

CUSIP No. 12590U 104	Schedule 13D/A	Page 5 of 6 Pages

Reporting Persons	Number of Units With Sole Voting and Dispositive Power	Number of Units With Shared Voting and Dispositive Power	Aggregate Number Units Beneficially Owned	Percentage* of Class Beneficially Owned
Chad M. Clark	0	0	0	0%
Matthew C. Pickering	0	0	0	0%

(c)
Except for the transactions described in Item 4 of the Schedule 13D as amended by this Amendment, the Reporting Persons have not engaged in any transaction involving the Class I Units in the 60 days prior to filing this Amendment No. 19.

(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 12590U 104	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 19 to Schedule 13D is true, complete, and correct.

CHAD M. CLARK

By:	/s/ Chad M. Clark	Date: October 2, 2024

MATTHEW C. PICKERING

By:	/s/ Matthew C. Pickering	Date: October 2, 2024